FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 3, 2018

FIRST QUARTER FINANCIAL RESULTS

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $684.3 million ($23.60 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2018 compared to net earnings of $82.6 million ($3.03 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2017, reflecting a non-cash gain of $596.8 million after non-controlling interests related to a change in accounting for Quess Corp. Book value per basic share at March 31, 2018 was $461.18 compared to $449.55 at December 31, 2017 (an increase of 4.9% adjusted for the $10 per common share dividend paid in the first quarter of 2018).
"Our insurance companies continued to have excellent underwriting performance in the first quarter of 2018 with a consolidated combined ratio of 96.0%, with Zenith National at 86.1%, OdysseyRe at 91.2% and Allied World at 94.8%, and our operating income was strong at $238 million," said Prem Watsa, Chairman and Chief Executive Officer. “As a result of Thomas Cook India changing the accounting for its ownership interest in Quess Corp. from a subsidiary to an associate company, under IFRS Quess was de-consolidated and Fairfax's ownership interest in Quess through Thomas Cook was recorded at fair value for a gain of $596.8 million after non-controlling interests. We continue to be soundly financed, with quarter-end cash and marketable securities in the holding company exceeding $2 billion."

The table below shows the sources of the company's net earnings, set out in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Quarter ended March 31,
	2018	2017
	($ millions)
Gross premiums written	3,932.2	2,609.2
Net premiums written	3,240.1	2,275.0

Underwriting profit	109.1	107.2
Interest and dividends - insurance and reinsurance	128.5	101.5
Operating income	237.6	208.7
Run-off (excluding net gains (losses) on investments)	(32.5)	(39.8)
Non-insurance operations	77.0	(1.0)
Corporate overhead, interest expense and other	(125.2)	(49.3)
Net gains (losses) on investments	934.2	(18.4)
Pre-tax income	1,091.1	100.2
Income taxes and non-controlling interests	(406.8)	(17.6)
Net earnings attributable to shareholders of Fairfax	684.3	82.6

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights for the first quarter of 2018 (with comparisons to the first quarter of 2017 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 96.0% on a consolidated basis, producing an underwriting profit of $109.1 million, compared to a combined ratio and underwriting profit of 94.6% and $107.2 million respectively in 2017.

•
Net premiums written by the insurance and reinsurance operations increased by 42.6% to $3,240.2 million (7.1% excluding the acquisitions of Allied World, the insurance operations of AIG in Latin America and the AIG branches in Central and Eastern Europe, all of which were acquired during 2017 after the first quarter, and First Capital which was sold in the fourth quarter of 2017).

•
The insurance and reinsurance operations produced operating income (excluding investment results) of $237.6 million, compared to operating income of $208.7 million in 2017, reflecting higher interest income.

•
Interest and dividends of $211.4 million increased from $128.1 million in 2017, primarily reflecting higher interest earned on increased holdings of short dated U.S. treasury bonds and the consolidation of the interest and dividends of Allied World, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales during 2017 and 2018.

•
As at March 31, 2018, subsidiary cash and short term investments decreased to 32.3% of the company's portfolio investments from 47.5% at December 31, 2017, reflecting purchases of short dated U.S. treasury bonds.

•	Net investment gains of $934.2 million in 2018 (net investment losses of $18.4 million in 2017) consisted of the following:

	First quarter of 2018
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	907.1	68.0	975.1
Short equity exposures	(199.0)	249.1	50.1
Net equity exposures	708.1	317.1	1,025.2
Bonds	(0.2)	(124.9)	(125.1)
CPI-linked derivatives	—	(20.2)	(20.2)
Other	18.9	35.4	54.3
	726.8	207.4	934.2

Included in Other in the table above are net gains of $45.7 million in the first quarter of 2018 on the company's U.S. treasury bond forward contracts that reduce exposure to interest rate risk.

•
As a result of Thomas Cook India changing the accounting of its ownership interest in Quess Corp. from a subsidiary to an associate company, under IFRS Quess was de-consolidated and Fairfax's ownership interest in Quess through Thomas Cook India was recorded at fair value, resulting in a gain on investment of $889.9 million (a non-cash gain of $596.8 million attributable to shareholders of Fairfax after non-controlling interests of $293.1 million).

•
On March 29, 2018 the company completed a €600.0 million offering of 2.75% unsecured senior notes due March 29, 2028 at an issue price of 98.791 for net proceeds after discount, commissions and expenses of $723.2 million (€588.0 million). In anticipation of this offering, the company had initiated a hedge of the benchmark interest rate related to the notes which increased the effective interest rate from 2.89% to 3.12% per annum.

•
On March 29, 2018 Fairfax India entered into an agreement to acquire an additional 6.0% of the outstanding shares of Bangalore International Airport from Siemens Project Ventures for approximately $67 million (approximately 4.4 billion Indian rupees). The transaction is subject to customary closing conditions, is expected to close in the second quarter of 2018 and will increase the company's equity interest in Bangalore Airport to 54.0%. Bangalore Airport owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

•
Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 million for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

•
On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Cara for consideration of $74.6 million (Cdn$94.7 million), comprised of cash of $7.9 million (Cdn$10.0 million) and 3,400,000 Cara subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Cara for $82.7 million (Cdn$105.0 million), comprised of cash of $74.8 million (Cdn$95.0 million) and 401,284 Cara subordinate voting shares. Cara may be required to pay up to an additional $23.6 million (Cdn$30.0 million) of cash consideration to the other shareholders of The Keg, contingent on the achievement of certain financial objectives within the first three years subsequent to closing. The transaction increased the company’s equity interest in Cara to 43.2% from 40.2% at December 31, 2017.

•
On February 20, 2018 Fairfax India entered into an agreement to acquire a 51.0% equity interest in The Catholic Syrian Bank for approximately $186 million (12.1 billion Indian rupees). The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2018. The Bank, headquartered in Thrissur, Kerala, offers banking services across India.

•	On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay for $5.9 million in cash consideration.
Subsequent to March 31, 2018:

•
On April 30, 2018 the company redeemed all of its outstanding 7.25% senior notes due June 22, 2020 at a redemption price of 109.101% of the principal amount of $207.3 million (Cdn$267.3 million) plus accrued and unpaid interest.

•
On April 19, 2018 the company entered into an agreement to acquire a 100% equity interest in Toys "R" Us Canada from its U.S. parent for approximately $237 million (Cdn$300 million). Closing of the acquisition is expected to occur in the second quarter of 2018. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.

•
On April 17, 2018 the company completed a $600.0 million offering of 4.85% unsecured senior notes due April 17, 2028 at an issue price of 99.765 for net proceeds after discount, commissions and expenses of $594.2 million. In anticipation of this offering, the company had initiated a hedge of the treasury benchmark interest rate related to the notes which decreased the effective interest rate from 4.88% to 4.58% per annum.

•	On April 15, 2018 the company repaid $144.2 principal amount of its 7.375% senior notes on maturity.

•
On April 5, 2018 the company announced that on May 7, 2018 Allied World will redeem all of its outstanding $296.8 million principal amount of 5.50% senior notes due November 15, 2020. On May 2, 2018 the redemption price was determined to be 105.880% of the principal amount plus accrued and unpaid interest.

•
The company expects to utilize the proceeds from its offerings of unsecured senior notes on December 4, 2017 (Cdn$650.0 million principal amount), March 29, 2018 (€600.0 million principal amount) and April 17, 2018 ($600.0 million) to retire its outstanding long term debt. It began this process with the redemption of senior notes on December 29, 2017 and April 30, 2018.

•
The company held $2,612.0 million of cash, short term investments and marketable securities at the holding company level ($2,598.5 million net of short sale and derivative obligations) at March 31, 2018, compared to $2,368.4 million ($2,356.9 million net of short sale and derivative obligations) at December 31, 2017.

•
The company's total debt to total capital ratio increased from 25.8% at December 31, 2017 to 27.2% at March 31, 2018, primarily reflecting a temporary increase in long term debt prior to deploying proceeds from the most recent debt offering to retire outstanding long term debt.

•
During the first quarter of 2018, the company repurchased for cancellation 70,000 subordinate voting shares under the terms of its normal course issuer bid at a cost of $34.9 million (approximately $499 per subordinate voting share). Subsequent to March 31, 2018 and up to May 2, 2018 the company repurchased for cancellation 46,900 subordinate voting shares at a cost of $25.1 million.

•
During the first quarter of 2018 the company repurchased for treasury 73,459 subordinate voting shares at a cost of $38.0 million for use in its share-based payment awards. Subsequent to March 31, 2018 and up to May 2, 2018 the company repurchased for treasury 150,000 subordinate voting shares at a cost of $78.7 million for use in its share-based payment awards. Shares so purchased, upon their purchase, reduce the number of outstanding shares for accounting purposes.

•
During the fourth quarter of 2017 and up to May 2 in 2018, the company repurchased for cancellation and repurchased for treasury (including the repurchases referred to in the two preceding paragraphs) a total of 543,481 subordinate voting shares at an aggregate cost of $283.5 million.

•
At March 31, 2018, common shareholders' equity was $12,754.4 million, or $461.18 per basic share, compared to $12,475.6 million, or $449.55 per basic share, at December 31, 2017. Common shareholders’ equity at March 31, 2018 does not include the unrecorded pre-tax $813.5 million excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries.

There were 27.7 million and 23.1 million weighted average common shares effectively outstanding during the first quarters of 2018 and 2017 respectively. At March 31, 2018 there were 27,655,870 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares outstanding.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2018 results at 8:30 a.m. Eastern time on Friday, May 4, 2018. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 18, 2018. The replay may be accessed at 1 (800) 860-4696 (Canada or U.S.) or 1 (203) 369-3836 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements unless otherwise required by law.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2018 and December 31, 2017
(unaudited - US$ millions)

	March 31, 2018	December 31, 2017
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $44.0; December 31, 2017 – $77.8)	2,612.0	2,368.4
Insurance contract receivables	5,065.2	4,686.9

Portfolio investments
Subsidiary cash and short term investments	12,066.6	17,382.5
Bonds (cost $13,604.4; December 31, 2017 – $8,764.6)	13,859.6	9,164.1
Preferred stocks (cost $335.9; December 31, 2017 – $338.5)	287.3	296.8
Common stocks (cost $4,886.4; December 31, 2017 – $4,877.5)	4,933.4	4,838.7
Investments in associates (fair value $3,901.7; December 31, 2017 – $2,824.3)	3,611.7	2,487.0
Derivatives and other invested assets (cost $716.6; December 31, 2017 – $641.0)	360.4	255.4
Assets pledged for short sale and derivative obligations (cost $184.2; December 31, 2017 – $197.5)	180.2	194.7
Fairfax India and Fairfax Africa cash, portfolio investments and associates	2,428.7	2,394.0
	37,727.9	37,013.2

Deferred premium acquisition costs	1,045.3	927.5
Recoverable from reinsurers (including recoverables on paid losses – $614.5; December 31, 2017 – $453.8)	7,884.9	7,812.5
Deferred income taxes	316.1	380.8
Goodwill and intangible assets	5,801.6	6,072.5
Other assets	4,560.1	4,828.3
Total assets	65,013.1	64,090.1

Liabilities
Accounts payable and accrued liabilities	3,546.6	3,629.5
Income taxes payable	72.5	95.6
Short sale and derivative obligations (including at the holding company – $13.5; December 31, 2017 – $11.5)	105.2	126.2
Funds withheld payable to reinsurers	773.1	850.2
Insurance contract liabilities	34,748.6	34,562.5
Borrowings – holding company and insurance and reinsurance companies	5,441.7	4,848.1
Borrowings – non-insurance companies	1,576.5	1,566.0
Total liabilities	46,264.2	45,678.1

Equity
Common shareholders’ equity	12,754.4	12,475.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	14,089.9	13,811.1
Non-controlling interests	4,659.0	4,600.9
Total equity	18,748.9	18,412.0
	65,013.1	64,090.1

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2018 and 2017
(unaudited - US$ millions except per share amounts)

	First quarter
	2018	2017
Income
Gross premiums written	3,932.2	2,609.2
Net premiums written	3,240.1	2,275.0

Gross premiums earned	3,379.3	2,322.5
Premiums ceded to reinsurers	(637.6)	(337.6)
Net premiums earned	2,741.7	1,984.9
Interest and dividends	211.4	128.1
Share of profit of associates	30.3	27.1
Net gains (losses) on investments	934.2	(18.4)
Other revenue	1,008.8	615.9
	4,926.4	2,737.6
Expenses
Losses on claims, gross	2,054.5	1,397.7
Losses on claims ceded to reinsurers	(374.7)	(232.4)
Losses on claims, net	1,679.8	1,165.3
Operating expenses	612.8	427.4
Commissions, net	467.8	390.8
Interest expense	88.8	70.6
Other expenses	986.1	583.3
	3,835.3	2,637.4
Earnings before income taxes	1,091.1	100.2
Provision for income taxes	53.1	24.9
Net earnings	1,038.0	75.3

Attributable to:
Shareholders of Fairfax	684.3	82.6
Non-controlling interests	353.7	(7.3)
	1,038.0	75.3

Net earnings per share	$24.27	$3.11
Net earnings per diluted share	$23.60	$3.03
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	27,730	23,079

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2018 and 2017
(unaudited - US$ millions)

	First quarter
	2018	2017

Net earnings	1,038.0	75.3

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(77.9)	126.6
Gains (losses) on hedge of net investment in Canadian subsidiaries	49.7	(8.0)
Share of other comprehensive income of associates, excluding net gains (losses) on defined benefit plans	23.6	3.3
	(4.6)	121.9
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(4.5)	1.0

Other comprehensive income (loss), net of income taxes	(9.1)	122.9
Comprehensive income	1,028.9	198.2

Attributable to:
Shareholders of Fairfax	704.1	144.0
Non-controlling interests	324.8	54.2
	1,028.9	198.2

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Runoff) in the first quarters ended March 31, 2018 and 2017 were as follows:
Net Premiums Written

	First quarter
	2018	2017
Northbridge	239.1	213.9
OdysseyRe	689.7	555.2
Crum & Forster	484.8	451.1
Zenith National	308.4	331.8
Brit	408.6	394.4
Allied World(1)	735.0	—
Fairfax Asia	53.6	100.1
Insurance and Reinsurance - Other	321.0	226.2
Insurance and reinsurance operations	3,240.2	2,272.7

Net Premiums Earned

	First quarter
	2018	2017
Northbridge	268.1	235.8
OdysseyRe	618.0	498.9
Crum & Forster	467.5	445.3
Zenith National	196.1	188.2
Brit	348.0	341.4
Allied World(1)	518.4	—
Fairfax Asia	49.8	76.3
Insurance and Reinsurance - Other	273.7	195.2
Insurance and reinsurance operations	2,739.6	1,981.1

Combined Ratios

	First quarter
	2018	2017
Northbridge	99.2%	98.9%
OdysseyRe	91.2%	90.4%
Crum & Forster	99.7%	99.5%
Zenith National	86.1%	80.2%
Brit	98.9%	96.8%
Allied World(1)	94.8%	—
Fairfax Asia	104.5%	93.6%
Insurance and Reinsurance - Other	101.7%	99.5%
Insurance and reinsurance operations	96.0%	94.6%

(1)	Allied World is included in the company's financial reporting with effect from July 6, 2017.